## Contact

ego@misssalon.com

www.linkedin.com/in/egoiwegbu
(LinkedIn)
www.thegoodmineral.com
(Company)
www.misssalon.com (Company)
www.egoiwegbu.com (Personal)

## Top Skills

Business Planning
Management
Event Management

# Ego Iwegbu

Co-Founder & CEO of The Good Mineral, MSLONDON® Cosmetics
& Miss Salon London® | EY Winning Women EMEIA Class 2023 |
Author
City of Johannesburg, Gauteng, South Africa

## Summary

Ego started out as a mathematician, salon entrepreneur, and author.
Her entrepreneurial journey began in 1999 with Nail Haven, a first-
of-their-kind chain of 6 nail bars in London's iconic Topshop Oxford
Circus and prestigious Selfridges&Co.

In 2006, Ego founded Miss Salon Consulting, a one-stop shop
catering to all aspects of the salon business whilst authoring two
books on the subject. Relocating to South Africa in 2010 she
expanded her business with the introduction of Miss Salon London;
nail salons, and MSLONDON Cosmetics; an award-winning pure
mineral makeup line that retails in South Africa's Woolworths and
Superbalist. More recently, 2022, Ego ventured into the American
market with The Good Mineral Cosmetics.

Ego's brands embody more than beauty; they mirror her belief in
empowering women for the confident pursuit of dreams. A dynamic
communicator and leader, Ego has trained over 250 women, written
for Professional Beauty and Scratch magazines, and judged the
Professional Beauty Awards twice. She's a sought-after speaker at
entrepreneurial and women-focused events like WEConnect with
EY, SAVCA, Cosmo Hustle, Dealmakers, and more. Featured in
magazines including Oprah Daily, Marie Claire, Fortune, and more,
Ego sparks enthusiasm and values teamwork. Admired by her peers,
and respected by employees, she's a natural entrepreneur and
mother of two remarkable boys.

## Experience

**THE GOOD MINERAL**
Co-founder & CEO
May 2022 - Present (2 years 6 months)
United States

The Good Mineral is award-winning clean makeup for sensitive, acne-prone skin. VC funded in 2021, TGM officially launched in May 2022 direct-to-consumer via www.thegoodmineral.com. With our goal to reach the 25 million acne-suffering Americans - with our alternative to conventional makeup - we are also FBA on Amazon.com and actively looking for retail partnerships with Sephora, Ulta Beauty, Walmart Prestige Beauty, Ulta@Target and QVC.

## MSLONDON® COSMETICS PTY LTD
CEO & Co-Founder
January 2017 - Present (7 years 10 months)
Johannesburg Area, South Africa

MSLONDON® COSMETICS Pty Ltd is the manufacturer, wholesaler and distributor of MSLONDON® Mineral Makeup.

MSLONDON® addresses the unnatural colour-matching and cakey finish issues faced by women but it also is in-line with the hugely growing trend for natural, clean, anti-cruelty, anti-chemical products desired by women today. Our makeup has been endorsed by the top South African celebrities and makeup artists as well as thousands of women. The testimonials for our makeup are endless on our social media pages (@mslondonmakeup and @misssalonsa) with women across the nation calling for our product to be launched in their area. Common statements are:

"Feels so light"
"Looks so natural"
"My skin is glowing"
"Wow, you can't see that I'm wearing makeup"
"I am not a makeup person but this is amazing"

## Miss Salon® LONDON
CEO
March 2011 - Present (13 years 8 months)
Johannesburg Area, South Africa

As part of the Miss Salon® UK business consulting operations, we have launched two salons and shop in Johannesburg, South Africa.

March 2011 - Miss Salon® London Morningside +27 71 467 4445 with Linda Jangulo

July 2014 - Miss Salon® London Parkhurst +27 60 352 3239 / 1st June 2023
SOLD to Renata Louw

## Miss Salon®
Founder
2006 - Present (18 years)

Nail Bar and Salon Business Consultants. Buy our complete step-by-step guide to Opening Your Own Salon or hire us to do it for you. Books by Ego Iwegbu available on Amazon and other online retailers - 'Open Your Own Salon The Right Way' and 'Kick Start Your Salon Into Profit'.

## Nail Haven
Managing Director
1999 - 2005 (6 years)

Nail Haven, a chain of 6 open-plan nail bars in London's iconic Topshop Oxford Circus and Selfridges&Co, London, Manchester and Birmingham.

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# Education

## King's College London, U. of London
Bachelor's Degree, Mathematics · (1992 - 1996)